NGC FINANCIAL, LLC
(A New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC Financial, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-01 208th Street
(No. and Street)

Bayside (City) New York (State) 11361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil G. Carousso 718-423-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neil G Carousso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGC Financial, LLC, as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Neil G Carousso
Signature

Chief Compliance Officer/Managing Member
Title

Y. Luo 07/30/2020
Notary Public

YI LUO
Notary Public, State of New York
Registration No. 01LU6365477
Qualified in Nassau County
Commission Expires October 10, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
NGC Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NGC Financial, LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NGC Financial, LLC as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as NGC Financial, LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 17, 2020

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

Assets		
Cash and cash equivalents	**$**	**285,674**
Concession and advisory fee receivables		**135,337**
Other assets		**14,556**
Total assets	**$**	**435,567**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	**$**	**11,197**
Commission payable		**3,299**
Total liabilities		**14,496**
Member's Equity		**421,071**
Total liabilities and member's equity	**$**	**435,567**

The accompanying notes are an integral part of this financial statement.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ORGANIZATION AND NATURE OF BUSINESS

NGC Financial, LLC (the "Company"), a New York limited liability company, was organized on March 1, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to SEC rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company is also a Registered Investment Advisor under The Investment Advisor Act of 1940, regulated by the state securities authorities. The Company does not hold customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

RECEIVABLES

Concessions are paid directly from registered investment companies. Amounts receivable from registered investment companies are paid within 90 days after the concession is earned. Advisory fees are paid within 30 days after the quarter ends and the fee has been earned. Therefore, no allowance for doubtful accounts has been recorded at June 30, 2020.

SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's primary source of revenue is concessions derived from introducing customer orders for securities interests to mutual funds and variable life insurance and annuities which carry the customer accounts. Concession revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund or insurance company. Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INCOME TAXES

The Company is organized in the State of New York as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based on the Company's income and expenses as reported for income tax purposes.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2016 through 2019 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

LEASE STANDARD

On April 1, 2019, the company adopted ASU 2016-02 *Leases*, which requires recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. This adoption did not have a material impact on the Company's statement of financial condition.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

At June 30, 2020, the Company had a net capital requirement of $5,000 and a net capital of $274,477 or $269,477 in excess of the minimum net capital requirement.

RELATED PARTY TRANSACTIONS

The Company leases office facilities and telephone services on a month-to-month basis from its single member. The total charges for the fifteen month period ended June 30, 2020 were $9,000 and $1,500, respectively. Any unpaid charges are recorded as due to related party on the statement of financial condition and repaid with available cash flow of the Company. These unsecured amounts bear no interest or due dates. There were no amounts due to the Company's sole member at June 30, 2020 for these charges.

CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with its bank that at times may exceed the insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses as a result.

REVENUE FROM CONTRACTS WITH CUSTOMERS

Interest income - The Company earns interest income from cash and cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Concessions - The Company generates two types of concession revenue: sales-based concession revenue that is recognized on the trade date and trailing concession revenue that is recognized over time as earned. Sales-based concession revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing concession revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing concession revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Fees - The Company earns revenue for performing asset management services for clients. The revenue is earned on a fixed or tiered rate applied, as a percentage, to assets under management. Assets under management vary with market fluctuations and client behavior. The asset management performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the term of the contract. Asset management fees are billed and received quarterly, in arrears, and recognized as earned over the course of the current quarter.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Disaggregation of Revenue:

The following table presents revenue by major source:

Concession Revenue	
Variable Annuities – Sales-based	$ 58,130
Variable Annuities - Trailing	420,384
Mutual Funds – Sales-based	21,110
Mutual Funds - Trailing	198,865
Non-Securities Insurance Products – Sales-based	26,219
Total Concessions	$ 724,708

For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings.

SUBSEQUENT EVENTS

Management has evaluated all subsequent events from June 30, 2020 through August 17, 2020, the date of the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.